

Via E-mail
Arthur R. Block, Esq.
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

> **Re:** **Comcast Corporation**
> **Amendment No. 4 to Form S-4**
> **Filed August 26, 2014**
> **File No. 333-194698**

Dear Mr. Block:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

The Divestiture Transactions, page 202

Contribution and Spin-Off, page 202

1. We note your response to prior comment 4 from our letter dated August 18, 2014. The reference to SpinCo shareholders receiving "the right" to receive New Charter shares implies that SpinCo shareholders are being given a choice. Consequently, you should replace the description of the SpinCo merger on page 204: "in a portion of each holder's SpinCo shares being converted into the right to receive New Charter

shares…" with "a portion of each holder's SpinCo shares being automatically exchanged for New Charter shares…."

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        David Caplan
        William Chudd
        Davis Polk Wardwell LLP